Exhibit 99.1

Richmont Mines Inc. (the “Company”)
Annual and Special General Meeting of Shareholders
May 13, 2011

Report on Voting Results

National Instrument 51-102 – Continuous Disclosure Obligations, Section 11.3

In accordance with s. 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report describes the matters voted upon and the outcome of the votes conducted at the annual and special general meeting of the shareholders of the Company held on May 13, 2011 (the “Meeting”).

Election of Directors

Each of the nine (9) director nominees proposed by Management were elected as directors of the Company pursuant to a vote conducted by show of hands to hold office until the next annual meeting of shareholders or until the election of their successors. Proxies were received as follows:

Name	Number of Voted Shares	For	For%	Withhold	Withhold%
H. Greg Chamandy	16,206,510	16,120,389	99.47	86,121	0.53
Denis Arcand	16,205,510	16,143,713	99.62	61,797	0.38
Martin Rivard	16,206,510	16,140,251	99.59	66,259	0.41
Réjean Houle	16,206,510	16,136,710	99.57	69,800	0.43
Raynald Vézina	16,206,510	16,141,861	99.60	64,649	0.40
Jean-Pierre Ouellet	16,206,510	16,094,691	99.31	111,819	0.69
Elaine Ellingham	16,206,510	16,103,100	99.36	103,410	0.64
Samuel Minzberg	16,206,510	16,080,687	99.22	125,823	0.78
Michael Pesner	16,206,510	15,299,141	94.40	907,369	5.60

Appointment of Auditors

Raymond Chabot Grant Thornton LLP was appointed as auditors of the Company pursuant to a vote conducted by show of hands to hold office until the close of the next annual meeting of shareholders and the directors were authorized to fix their remuneration. Proxies were received as follows:

Number of voted shares: 20,011,029
For: 19,874,005 shares, representing 99.32%
Withheld from the vote: 137,024 shares, representing 0.68%

Ordinary resolution to approve the Company’s Shareholder Rights Plan

The resolution set out in the Management Information Circular related to the Meeting to approve, confirm and ratify the Amended and Restated Shareholder Rights Plan of the Company was adopted pursuant to a vote conducted by show of hands. Proxies were received as follows:

Number of voted shares: 16,206,510
For: 15,812,058 shares, representing 97.57%
Against: 394,452 shares, representing 2.43%

Special Resolution to amend the Articles of the Company regarding the appointment of additional directors by the Board of Directors of the Company and the flexibility to permit shareholder meetings to be held outside the Province of Québec.

The resolution set out in the Management Information Circular related to the Meeting approving an amendment to the Articles of the Company was adopted pursuant to a vote conducted by show of hands. Proxies were received as follows:

Number of voted shares: 20,011,029
For: 19,410,138 shares, representing 97.00%
Against: 600,891 shares, representing 3.00%

Ordinary resolution to amend the By-Laws of the Company regarding the appointment of additional directors by the Board of Directors of the Company

The resolution set out in the Management Information Circular related to the Meeting approving an amendment to the Company’s By-Laws was adopted pursuant to a vote conducted by show of hands. Proxies were received as follows:

Number of voted shares: 20,011,029
For: 16,183,662 shares, representing 80.87%
Against: 3,827,367 shares, representing 19.13%

May 17, 2011

Richmont Mines Inc.

(s) Sandra Cauchon
Sandra Cauchon
Assistant Corporate Secretary